Exclusive Purchase Option Agreement

As of 9/28/2021

This exclusive purchase option agreement (the “Option Agreement”) is made between VV Markets, LLC (“Purchaser” or “us”) and Vinfolio, Inc. (“Seller” or “you”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”).

Key Deal Points

-You will supply the Asset(s) to the Purchaser, and you have honestly and accurately represented the Asset(s) to the best of your knowledge and ability.

-We have agreed with you to a purchase price and form of consideration to be paid for each Asset, as outlined below.

-For a period of eight (8) weeks from the date of this Option Agreement (the “Period”), you grant us the exclusive right to purchase the Asset(s).

Your Rights and Obligations

-You have the ability to supply the Assets listed in the Asset Table.

-Upon sourcing, you will store, maintain, and insure the Asset(s) as part of your inventory and consistent with the manner in which they were stored, maintained, and insured prior to the date of this Option Agreement.

-You will provide us with reasonable access to the Asset(s) for the creation of marketing materials.  Marketing materials remain our property.

-You will not advertise the allocated cases or bottles of the Collection online, in print, on social media, or with a third-party dealer or listing service without our prior written agreement. If the Asset(s) is already listed or advertised for sale Advisor will remove such listing or advertisement in its entirety, including any residual mention of item being "for sale”.

-Upon the completion of the offering, you will continue to store, maintain, and insure the assets, in exchange for the payment of storage fees

The Results:

-Upon the successful completion of the relevant offering through the Vint platform, you will receive payment of the Consideration for the associated Asset, as outlined below, and we will assume title in, and take possession of, the Asset(s), unless otherwise mutually agreed by you and us.

Other:

-This Option Agreement may be modified or amended only with the prior written consent of both Purchaser and Seller.

Asset Table

Napa 2018 Collection
Producer	Wine	Vintage	Quantity
Kongsgaard	The Judge Napa Valley Chardonnay	2018	2
Screaming Eagle	Screaming Eagle Sauvignon Blanc Oakville	2018	3
Cardinale	Cardinale Red*	2018	24
Dana Estates	Dana Estates Cabernet Sauvignon Helms Vineyard	2018	12
Dominus	Dominus	2018	6
Eisele Vineyard	Eisele Vineyard Cabernet Sauvignon	2018	24
Hundred Acre	Hundred Acre Cabernet Sauvignon Kayli Morgan Vineyard	2018	24
Hundred Acre	Hundred Acre Cabernet Sauvignon The Ark Vineyard	2018	24
Joseph Phelps	Joseph Phelps Insignia	2018	36
Kapcsandy Family	Kapcsàndy Cabernet Sauvignon State Lane Vineyard Grand Vin	2018	12
Lokoya	Lokoya Cabernet Sauvignon Howell Mountain	2018	6
Lokoya	Lokoya Cabernet Sauvignon Mount Veeder	2018	6
Lokoya	Lokoya Cabernet Sauvignon Spring Mountain	2018	6
Opus One	Opus One	2018	36
Penfolds	Penfolds Bin 98 Quantum Napa Valley - South Australia Cabernet Sauvignon	2018	12
Quintessa	Quintessa Proprietary Red Rutherford	2018	12
Scarecrow	Scarecrow Cabernet Sauvignon	2018	6
Screaming Eagle	Screaming Eagle Cabernet Sauvignon Oakville	2018	3
Spottswoode	Spottswoode Cabernet Sauvignon St. Helena	2018	36
TOR	TOR Pur Magic Cabernet Sauvignon Vine Hill Ranch	2018	6

Description:	Napa 2018 Collection
Total Acquisition Cost:	$125,900
Consideration: Cash (%) Equity (%) Total	$125,900 (100%) (0%) $125,900
Other Terms:

Acknowledged and Agreed:

/s/Nicholas King	/s/ Adam Lapierre

VV Markets	Seller
Name: Nicholas King	Name: Adam Lapierre
Title: Chief Executive Officer	Title: President